UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For May 10, 2023 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) HIGHER RECOVERED GRADES AND EXCELLENT MINING DISCIPLINE DRIVE STRONG PERFORMANCE FROM SOUTH AFRICAN UNDERGROUND OPERATIONS OPERATIONAL UPDATE for the nine months ended 31 March 2023 (9M FY23) Johannesburg, South Africa. Wednesday, 10 May 2023. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to report its operational performance for the nine months ended 31 March 2023 (9M FY23). Average recovered grades at the South African underground operations increased by 7% to 5.68g/t for this reporting period from 5.39g/t in the previous reporting period ending 31 March 2022 (9M FY22) after adjusting for the closure of Bambanani mine at the end of FY22. The higher underground recovered grades continued through from the first half of the financial year into the third quarter, driving a solid group performance in 9M FY23. Group revenue in 9M FY23 increased by 11% to R33 982 million (US$1 946 million) from R30 669 million (US$2 033 million) in the previous reporting period. This was mainly driven by a higher average gold price received, which increased by 13% to R992 899/kg (US$1 769/oz) from R877 249/kg (US$1 809/oz) alongside the abovementioned increase in underground recovered grades over this reporting period. Group production in 9M FY23 increased by 2% to 33 785kg (1 086 213oz) from 33 241kg (1 068 718oz) in 9M FY22, after adjusting for the closure of Bambanani. Cost increases continue to remain within our planning parameters. Cash operating costs in 9M FY23 increased by only 7% to R745 682/kg (US$1 328/oz) from R697 146/kg (US$1 437/oz) in 9M FY22. All-in sustaining costs (AISC) increased by 8% to R895 580/kg (US$1 595/oz) from R825 925/kg (US$1 703/oz) in the previous reporting period. All-in costs increased by 10% to R940 559/kg (US$1 675/oz) from R851 291/kg (US$1 755/oz). As a result, group operating free cash flow in 9M FY23 increased by 49% to R3 237 million (US$186 million) from R2 174 million (US$144 million) in 9M FY22. Major capital is being allocated to quality ounces across Harmony as we continue the transition towards a higher-margin, lower-risk gold producer with a meaningful copper footprint. Our investment in quality ounces is paying off as Mponeng delivered a 192% increase in operating free cash flow of R1 274 million (US$73 million) for this reporting period from R437 million (US$29 million) in the previous nine-month period ending 31 March 2022. Key projects including the extension of the Kareerand tailings storage facility at Mine Waste Solutions and the Zaaiplaats decline at Moab Khotsong are also progressing well. In Papua New Guinea, the mining operation at Hidden Valley mine is expected to intercept the higher-grade Big Red portion of the ore body. This will result in improved gold and silver recovered grades for the remainder of the financial year. Net debt decreased to R4 512 million (US$253 million) from R4 710 million (US$277 million) as at 31 December 2022. The Company’s balance sheet remains strong with net debt to EBITDA decreasing to 0.5 times from 0.6 times a result. We remain focused on safety, effective cost management and delivering consistent production. Harmony has managed to ensure production was not meaningfully impacted by the ongoing energy shortages in South Africa through proactive engineering and mining practices. We have a phenomenal choice of greenfield and brownfield projects at our disposal while our copper projects offer good optionality and diversification. The high-grade assets of Mponeng and Moab Khotsong transformed the Harmony portfolio due to their high-quality ounces. Progress continues to be made on the permitting of Wafi-Golpu with the signing of a non-binding Memorandum of Understanding on 6 April 2023. The results of the updated feasibility study for Eva Copper will be complete and published before the end of the calendar year. Allocating major capital towards our high-grade underground operations, high-margin surface retreatment operations and a growing international gold and copper portfolio is core to creating long term value. A global production profile split between gold and copper, underground and surface mining, and our world-class projects will continue to de-risk the portfolio, improve margins and drive an increase in profitability. Sustainable mining is demonstrating we care for all our stakeholders while striking a balance between short-term cash generation and investing for long-term growth and prosperity. This is what we call “Mining with Purpose”. SALIENT FEATURES (9M FY23 vs 9M FY22*) • South Africa total LTIFR# at 5.55, trending below 6.00 for six consecutive quarters • Phase 1 of 30MW renewable solar power to be commissioned before the end of FY23 • 11% increase in gold revenue to R33 982 million (US$1 946 million) from R30 669 million (US$2 033 million) • 49% increase in group operating free cash flow to R3 237 million (US$186 million) from R2 174 million (US$144 million) • 94% increase in South African underground operating free cash flow to R2 695 million (US$154 million) from R1 392 million (US$92 million) driven by higher recovered grades • Mponeng contributed 39% towards group operating free cash flow • 5% increase in underground recovered grades to 5.68g/t from 5.39g/t • 2% increase in total gold production to 33 785kg (1 086 213oz) from 33 241kg (1 068 718oz) after adjusting for closure of Bambanani at the end of FY22 • 13% increase in average gold price received to R992 899/kg (US$1 769/oz) from R877 249/kg (US$1 809/oz) • 8% increase in group all-in sustaining costs (AISC) to R895 580/kg (US$1 595/oz) from R825 925/kg (US$1 703/oz) • Net debt to EBITDA improved to 0.5 times from 0.6 times in previous quarter • We remain on track to meet our FY23 production, cost and grade guidance * 9M FY22 – nine-month period ended 31 March 2022 # LTIFR – lost-time injury frequency rate

2 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2023 HEALTH AND SAFETY Ensuring the safety of each employee remains the number one priority throughout Harmony. Our approach to safety has shifted from a reactive to a proactive safety approach, with risk management transforming the way we operate. The modernisation and digitisation strategy continues to improve access to real-time data, ensuring that decision makers and employees in the work places are able to take proactive decisions to mitigate risks. This, together with our humanistic culture transformation programme not only ensures that we have the necessary capacity in our systems but also ensures all our hearts and minds are engaged to achieve zero harm. Some of the notable milestones achieved year to date include the sixth consecutive quarter where the lost-time injury frequency rate (LTIFR) was below 6.00 per 1 million hours worked. The LTIFR for our South African operations for this reporting period is 5.55. For the second year in a row we had a loss-of-life free January and February. Seven out of nine underground operations now exceed 1 million loss-of-life free shifts, demonstrating a clear improvement in the approach and relationship to safety throughout Harmony. It is however with much sadness and regret that we report two of our colleagues lost their lives during the third quarter of FY23. We pay our respects to Luyanda Nkwane, a development team member from Tshepong Mine and Tshimane Isaac Matabane, a stope team member from Kusasalethu Mine who both tragically lost their lives in mine-related incidents. Occupational-related illnesses continue to be actively managed as we strive to ensure all employees and their families remain healthy. Please see the Company’s website for more information on our safety and health initiatives, as well as the Harmony Risk Management guide. OPERATIONAL PERFORMANCE TO DATE South African high-grade underground The South African high-grade operations, namely Moab Khotsong and Mponeng, delivered improvements in all operating metrics for this reporting period. Recovered grades improved by 6% to 7.53g/t from 7.12g/t in the previous reporting period. This resulted in a 7% increase in production to 10 012kg (321 892oz) from 9 370kg (301 252oz). Cash operating costs remained largely flat year on year at R681 748/kg (US$1 214/oz). AISC increased by only 1% to R790 492/kg (US$1 408/oz) from R780 338/kg (US$1 609/oz) in 9M FY22. It is worth highlighting that the Mponeng AISC actually decreased by 7% to R785 880/kg (US$1 400/oz) from R847 203/kg (US$1 747/oz) due to the 13% increase in its underground recovered grades to 8.25g/t from 7.32g/t. Production at Mponeng also increased 18% to 5 314kg (170 848oz) from 4 502kg (144 742oz) in the previous reporting period. Operating free cash flows from the high-grade portfolio therefore increased by 88% to R1 986 million (US$114 million) from R1 056 million (US$70 million) in 9M FY22. South African optimised underground The optimised underground portfolio consists of Tshepong North, Tshepong South, Joel, Target 1, Masimong, Kusasalethu and Doornkop. These mines continue to perform well and most operations delivered good performances across the key operational metrics year on year. Gold production from the optimised operations declined by only 2% to 14 839kg (477 085oz) from 15 197kg (488 593oz) in the previous reporting period, excluding Bambanani. Underground recovered grades increased by 6% to 4.87g/t from 4.60g/t. Cash operating costs increased by 12% to R831 255/kg (US$1 481/oz) from R744 488/kg (US$1 535/oz). AISC increased by 11% to R962 330/kg (US$1 714/oz) from R867 564/kg (US$1 789/oz). Operating free cash flows increased by 161% to R691 million (US$40 million) from R265 million (US$18 million). The strong performances from Tshepong South, Joel, Masimong and Doornkop in this reporting period were offset by ongoing challenges at Target 1 and lower than anticipated recovered grades at Kusasalethu. At Target 1, we have been progressing the optimisation project while still continuing with mining operations. This has resulted in a significantly higher AISC. This project is expected to be completed towards the end of this financial year. South African surface The South African surface operations consist of the Kalgold open pit mine, the tailings retreatment operations which include Mine Waste Solutions, Phoenix, Central Plant reclamation, Savuka tailings and the rock dumps. As we mine out the rock dumps, total production from the South African surface operations declined by 6%, as planned, to 6 000kg (192 906oz) from 6 368kg (204 734oz) in the previous reporting period. Cash operating costs increased by 19% to R719 241/kg (US$1 281/oz) in 9M FY23 from R604 427/kg (US$1 246/oz) in 9M FY22. AISC increased by 21% to R778 412/kg (US$1 387/oz) from R645 432/kg (US$1 331/oz). This was mainly due to the lower waste rock dump production and the increase in the cost of reagents, specifically cyanide. Total capital expenditure increased by R499 million (US$26 million) to R791 million (US$45 million) in 9M FY23 from R292 million (US$19 million) in 9M FY22 as construction of the Kareerand tailings storage facility extension at Mine Waste Solutions continues. Operating free cash flows decreased by 58% to R515 million (US$30 million) from R1 239 million (US$82 million). Notwithstanding the large project capital deployed towards the Kareerand tailings storage facility extension, operating free cash flows were higher than anticipated due to the favourable gold price received. A reminder that the Kareerand extension project and the Franco-Nevada streaming agreement at Mine Waste Solutions will both end in FY25. This will result in significantly improved free cash flows and higher margins from Mine Waste Solutions. International Production from the Hidden Valley mine increased by 27% to 2 934kg (94 330oz) in 9M FY23 from 2 306kg (74 139oz) in 9M FY22. Volumes on the overland conveyor belt have returned to normalised levels resulting in the significantly improved production compared to the previous reporting period. Tonnes milled increased by 28% to 2.94 million tonnes from 2.29 million tonnes in the previous reporting period. Recovered grades however decreased by 1% to 1.00g/t from 1.01g/t as we continue with waste stripping to access the higher grade portion of the ore body. We expect improvements in both silver and gold grades from Hidden Valley mine in the final quarter of the year as the mining operations reach the higher grade Big Red portion of the ore body. Cash operating costs during this reporting period improved by 11% to R585 122/kg (US$1 042/oz) from R658 725/kg (US$1 358/oz). AISC also improved by 6% to R1 168 565/kg (US$2 081/oz) from R1 239 065/kg (US$2 555/oz). Operating free cash flow improved to R27 million (US$2 million) in 9M FY23 from a negative R457 million (US$30 million) in the previous reporting period. During the third quarter, work continued on the Eva Project study update, with the commencement of sterilisation and resource definition drilling on site to further inform study outcomes and proposed site infrastructure location. The signing of the non-binding Memorandum of Understanding on the 6th of April 2023 is a significant milestone towards the permitting of the Wafi-Golpu project in Papua New Guinea. It sets out the key fiscal and non-fiscal terms between the parties to be adopted in the Mining Development Contract. This includes, but is not limited to, State equity participation, royalties, taxes and legislative and fiscal stability. The terms negotiated are expected to maintain returns similar to those shown by the 2018 feasibility study update. HEDGING During the quarter, the rand gold hedge book was filled in response to the sharp rise in the rand gold price. The average forward rand gold price on the hedge book is at R1 135 000/kg on a net position of 552 000oz at the end of the third quarter. Harmony will only hedge when it is certain that it can achieve a minimum margin of 25% above AISC and inflation. ANNUAL PRODUCTION, COST AND GRADE GUIDANCE With one quarter’s production remaining for FY23, we remain confident of achieving our annual guidance of: • 1 400 000 to 1 500 000oz in total production • overall AISC guidance of below R900 000/kg • underground grade guidance at 5.45 to 5.60g/t

KEY OPERATIONAL METRICS[1, 2] FOR THE FINANCIAL YEAR 2023 ("FY23") TO DATE

	Unit	Y-on-Y %	Nine months FY23	Nine months FY22	Q-on-Q %	Third quarter FY23[3]	Third quarter FY22[4]
Gold revenue	Rm	11	**33 982**	30 669	23	11 232	9 158
	US$m	(4)	**1 946**	2 033	5	633	602
Gold price	R/kg	13	**992 899**	877 249	15	1 058 335	918 412
	US$/oz	(2)	**1 769**	1 809	(1)	1 855	1 879
Underground yield	g/t	5	**5.68**	5.39	5	5.68	5.40
Gold produced total	kg	(2)	**33 785**	34 357	6	10 748	10 131
	oz	(2)	**1 086 213**	1 104 598	6	345 558	325 719
Gold production – South Africa underground high-grade	kg	7	**10 012**	9 370	23	3 381	2 757
	oz	7	**321 892**	301 252	23	108 701	88 640
Gold production – South Africa underground optimised	kg	(2)	**14 839**	15 197	(8)	4 291	4 685
	oz	(2)	**477 085**	488 593	(8)	137 960	150 626
Gold production – South Africa surface	kg	(6)	**6 000**	6 368	8	2 125	1 974
	oz	(6)	**192 906**	204 734	8	68 322	63 465
Gold production – International	kg	27	**2 934**	2 306	119	951	435
	oz	27	**94 330**	74 139	119	30 575	13 986
Cash operating cost	R/kg	(7)	**745 682**	697 146	(1)	755 836	767 292
	US$/oz	8	**1 328**	1 437	(16)	1 324	1 569
All-in sustaining cost	R/kg	(8)	**895 580**	825 925	2	906 343	885 126
	US$/oz	6	**1 595**	1 703	(12)	1 588	1 810
All-in cost[5]	R/kg	(11)	**946 882**	855 403	5	966 305	923 966
	US$/oz	4	**1 687**	1 764	(10)	1 693	1 890
Operating free cash flow	Rm	49	**3 237**	2 174	>100	1 288	(98)
	US$m	29	**186**	144	>100	73	(6)
Major capital	Rm	(62)	**1 407**	866	(55)	516	332
Average exchange rate	US$/Rand	16	**17.46**	15.09	17	17.75	15.21
Net debt/EBITDA[6]	times		**0.5**	0.1		0.5	0.1

1. *The financial information has not been reviewed or audited by the Company's external auditors*
2. *Quarter-on-quarter operational tables are available on our website: www.harmony.co.za*
3. *Three-months ended 31 March 2023*
4. *Three-months ended 31 March 2022*
5. *Figures include non-production costs from Eva Copper and Wafi-Golpu and therefore differ from the operating tables*
6. *The Company reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) and non-recurring events. For the reporting period, the non-recurring events include the gain on bargain purchase and acquisition-related costs. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity*

3 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2023**

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (RAND/METRIC)

		Nine months ended	SOUTH AFRICA UNDERGROUND PRODUCTION										
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani[3]	Total Underground
Ore milled	t'000	Mar 23	685	644	598	386	665	323	266	453	357	—	4 377
		Mar 22	701	615	734	433	657	315	345	458	365	139	4 762
Yield	g/tonne	Mar 23	6.86	8.25	4.19	6.65	4.86	4.54	3.53	5.77	4.27	—	5.68
		Mar 22	6.94	7.32	3.85	5.54	4.06	3.36	4.13	7.46	3.85	8.03	5.39
Gold produced	kg	Mar 23	4 698	5 314	2 504	2 565	3 232	1 465	938	2 612	1 523	—	24 851
		Mar 22	4 868	4 502	2 829	2 397	2 668	1 057	1 424	3 415	1 407	1 116	25 683
Gold sold	kg	Mar 23	4 792	5 325	2 533	2 584	3 263	1 478	923	2 625	1 538	19	25 080
		Mar 22	4 866	4 515	2 850	2 413	2 730	1 064	1 421	3 476	1 416	1 125	25 876
Gold price received	R/kg	Mar 23	1 005 035	1 006 119	1 001 939	1 004 336	999 162	1 002 123	1 001 800	1 003 207	1 002 371	962 579	1 003 439
		Mar 22	885 941	917 957	884 351	886 127	879 473	884 992	890 521	885 622	889 311	877 664	890 681
Gold revenue[1]	R'000	Mar 23	4 816 127	5 357 584	2 537 911	2 595 203	3 260 266	1 481 138	924 661	2 633 418	1 541 647	18 289	25 166 244
		Mar 22	4 310 989	4 144 574	2 520 401	2 138 225	2 400 962	941 631	1 265 431	3 078 421	1 259 265	987 372	23 047 271
Cash operating cost (net of by-product credits)	R'000	Mar 23	3 264 576	3 561 088	1 982 004	1 767 438	2 189 263	1 164 298	1 499 283	2 473 995	1 258 717	—	19 160 662
		Mar 22	3 098 908	3 279 364	2 153 176	1 618 324	1 829 006	957 203	1 336 876	2 300 049	1 119 348	891 578	18 583 832
Inventory movement	R'000	Mar 23	39 696	(10 665)	23 341	14 680	26 754	10 392	(21 387)	26 347	10 311	15 728	135 197
		Mar 22	(68 962)	37 140	12 949	9 632	29 239	3 221	(5 821)	14 389	715	9 918	42 420
Operating costs	R'000	Mar 23	3 304 272	3 550 423	2 005 345	1 782 118	2 216 017	1 174 690	1 477 896	2 500 342	1 269 028	15 728	19 295 859
		Mar 22	3 029 946	3 316 504	2 166 125	1 627 956	1 858 245	960 424	1 331 055	2 314 438	1 120 063	901 496	18 626 252
Production profit	R'000	Mar 23	1 511 855	1 807 161	532 566	813 085	1 044 249	306 448	(553 235)	133 076	272 619	2 561	5 870 385
		Mar 22	1 281 043	828 070	354 276	510 269	542 717	(18 793)	(65 624)	763 983	139 202	85 876	4 421 019
Capital expenditure	R'000	Mar 23	839 413	522 547	397 785	367 453	512 171	165 899	291 910	179 296	33 675	—	3 310 149
		Mar 22	592 872	428 026	750 349	340 164	328 257	145 839	275 462	148 239	36 609	25 444	3 071 261
Cash operating costs	R/kg	Mar 23	694 886	670 133	791 535	689 060	677 371	794 743	1 598 383	947 165	826 472	—	771 022
		Mar 22	636 588	728 424	761 109	675 146	685 534	905 585	938 817	673 514	795 557	798 905	723 585
Cash operating costs	R/tonne	Mar 23	4 766	5 530	3 314	4 579	3 292	3 605	5 636	5 461	3 526	—	4 378
		Mar 22	4 421	5 332	2 933	3 737	2 784	3 039	3 875	5 022	3 067	6 414	3 903
Cash operating cost and capital	R/kg	Mar 23	873 561	768 467	950 395	832 316	835 840	907 984	1 909 587	1 015 808	848 583	—	904 222
		Mar 22	758 377	823 498	1 026 343	817 058	808 569	1 043 559	1 132 260	716 922	821 576	821 704	843 168
All-in sustaining cost	R/kg	Mar 23	795 616	785 880	962 164	831 932	787 518	912 417	1 901 201	1 048 045	890 793	827 789	892 911
		Mar 22	718 295	847 203	978 177	822 322	777 090	1 048 263	1 124 321	726 124	850 225	842 684	834 860
All-in cost	R/kg	Mar 23	893 742	792 473	973 338	851 607	860 259	931 875	2 030 078	1 048 545	892 846	827 789	931 746
		Mar 22	769 511	857 489	1 044 023	835 750	825 697	1 065 246	1 187 187	726 596	862 979	845 071	864 934
Operating free cash flow margin[2]	%	Mar 23	15%	24%	6%	18%	17%	10%	(94)%	(1)%	16%	100%	11%
		Mar 22	14%	11%	(15)%	8%	10%	(17)%	(27)%	20%	8%	7%	6%

[1] Includes a non-cash consideration to Franco-Nevada (Mar 23: R261.980m, Mar 22: R370.984m), excluded from the gold price calculation
[2] Excludes run-of-mine costs for Kalgold (Mar 23: R4.424m, Mar 22: R1.224m) and Hidden Valley (Mar 23: R115.995m, Mar 22: R293.954m)
[3] The Bambanani operation closed in June 2022.

4 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2023**

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (RAND/METRIC) continued

			SOUTH AFRICA									
			SURFACE PRODUCTION									
		Nine months ended	Mine waste solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	Total Surface	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	**Mar 23**	**17 484**	**4 680**	**2 992**	**2 912**	**3 425**	**1 018**	**32 511**	**36 888**	**2 936**	**39 824**
		Mar 22	17 924	4 662	3 020	2 261	4 515	1 084	33 466	38 228	2 285	40 513
Yield	g/tonne	**Mar 23**	**0.119**	**0.128**	**0.143**	**0.154**	**0.453**	**0.87**	**0.18**	**0.84**	**1.00**	**0.85**
		Mar 22	0.128	0.122	0.141	0.154	0.412	0.80	0.19	0.84	1.01	0.85
Gold produced	kg	**Mar 23**	**2 086**	**601**	**427**	**449**	**1 553**	**884**	**6 000**	**30 851**	**2 934**	**33 785**
		Mar 22	2 299	567	427	348	1 861	866	6 368	32 051	2 306	34 357
Gold sold	kg	**Mar 23**	**2 086**	**605**	**422**	**451**	**1 529**	**879**	**5 972**	**31 052**	**2 909**	**33 961**
		Mar 22	2 277	561	418	370	1 904	873	6 403	32 279	2 258	34 537
Gold price received	R/kg	**Mar 23**	**815 451**	**1 002 355**	**1 006 417**	**1 003 541**	**1 012 812**	**1 005 405**	**940 573**	**991 348**	**1 009 448**	**992 899**
		Mar 22	748 486	883 768	890 847	918 759	890 471	882 457	839 958	880 620	829 066	877 249
Gold revenue[1]	R'000	**Mar 23**	**1 963 010**	**606 425**	**424 708**	**452 597**	**1 548 590**	**883 751**	**5 879 081**	**31 045 325**	**2 936 484**	**33 981 809**
		Mar 22	2 075 286	495 794	372 374	339 941	1 695 456	770 385	5 749 236	28 796 507	1 872 031	30 668 538
Cash operating cost (net of by-product credits)	R'000	**Mar 23**	**1 354 861**	**377 319**	**244 304**	**233 998**	**1 434 657**	**670 305**	**4 315 444**	**23 476 106**	**1 716 747**	**25 192 853**
		Mar 22	1 193 631	328 102	215 004	203 252	1 249 453	659 550	3 848 992	22 432 824	1 519 021	23 951 845
Inventory movement	R'000	**Mar 23**	**(4 616)**	**1 655**	**(4 060)**	**1 600**	**(25 371)**	**(8 736)**	**(39 528)**	**95 669**	**(14 105)**	**81 564**
		Mar 22	(18 057)	(4 834)	(3 510)	14 588	15 208	265	3 660	46 080	(47 997)	(1 917)
Operating costs	R'000	**Mar 23**	**1 350 245**	**378 974**	**240 244**	**235 598**	**1 409 286**	**661 569**	**4 275 916**	**23 571 775**	**1 702 642**	**25 274 417**
		Mar 22	1 175 574	323 268	211 494	217 840	1 264 661	659 815	3 852 652	22 478 904	1 471 024	23 949 928
Production profit	R'000	**Mar 23**	**612 765**	**227 451**	**184 464**	**216 999**	**139 304**	**222 182**	**1 603 165**	**7 473 550**	**1 233 842**	**8 707 392**
		Mar 22	899 712	172 526	160 880	122 101	430 795	110 570	1 896 584	6 317 603	401 007	6 718 610
Capital expenditure	R'000	**Mar 23**	**567 394**	**31 640**	**16 166**	**8 501**	**2 870**	**164 457**	**791 028**	**4 101 177**	**1 309 153**	**5 410 330**
		Mar 22	124 165	13 140	12 519	20 133	2 739	118 960	291 656	3 362 917	1 103 885	4 466 802
Cash operating costs	R/kg	**Mar 23**	**649 502**	**627 819**	**572 141**	**521 154**	**923 797**	**758 264**	**719 241**	**760 951**	**585 122**	**745 682**
		Mar 22	519 196	578 663	503 522	584 057	671 388	761 605	604 427	699 910	658 725	697 146
Cash operating costs	R/tonne	**Mar 23**	**77**	**81**	**82**	**80**	**419**	**658**	**133**	**636**	**585**	**633**
		Mar 22	67	70	71	90	277	608	115	587	665	591
Cash operating cost and capital	R/kg	**Mar 23**	**921 503**	**680 464**	**610 000**	**540 087**	**925 645**	**944 301**	**851 079**	**893 886**	**1 031 322**	**905 822**
		Mar 22	573 204	601 838	532 841	641 911	672 860	898 972	650 227	804 834	1 137 427	827 157
All-in sustaining cost	R/kg	**Mar 23**	**706 289**	**681 766**	**615 897**	**541 239**	**923 581**	**963 280**	**778 412**	**870 009**	**1 168 565**	**895 580**
		Mar 22	557 865	600 758	540 332	644 072	661 570	910 825	645 432	797 014	1 239 065	825 925
All-in cost	R/kg	**Mar 23**	**947 558**	**681 766**	**615 897**	**541 239**	**923 581**	**966 127**	**863 105**	**918 869**	**1 172 102**	**940 559**
		Mar 22	588 826	600 758	540 332	644 072	664 965	920 712	657 791	824 031	1 240 821	851 291
Operating free cash flow margin[2]	%	**Mar 23**	**(13%)**	**33%**	**39%**	**46%**	**7%**	**6%**	**9%**	**10%**	**1%**	**10%**
		Mar 22	23%	31%	39%	34%	26%	(1%)	23%	9%	(24%)	7%

[1] Includes a non-cash consideration to Franco-Nevada (Mar 23: R261.980m, Mar 22: R370.984m), excluded from the gold price calculation

[2] Excludes run-of-mine costs for Kalgold (Mar 23: R4.424m, Mar 22: R1.224m) and Hidden Valley (Mar 23: R115.995m, Mar 22: R293.954m)

[3] The Bambanani operation closed in June 2022.

5 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2023**

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (US$/IMPERIAL)

		Nine months ended	SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani[3]	Total Underground
Ore milled	t'000	**Mar 23**	**756**	**710**	**659**	**425**	**733**	**357**	**293**	**500**	**394**	**—**	**4 827**
		Mar 22	774	678	810	477	724	347	380	505	403	153	5 251
Yield	oz/ton	**Mar 23**	**0.200**	**0.241**	**0.122**	**0.194**	**0.142**	**0.132**	**0.103**	**0.168**	**0.124**	**—**	**0.166**
		Mar 22	0.202	0.213	0.112	0.162	0.118	0.098	0.120	0.217	0.112	0.235	0.157
Gold produced	oz	**Mar 23**	**151 044**	**170 848**	**80 506**	**82 467**	**103 911**	**47 101**	**30 157**	**83 978**	**48 965**	**—**	**798 977**
		Mar 22	156 510	144 742	90 955	77 065	85 777	33 983	45 783	109 795	45 235	35 880	825 725
Gold sold	oz	**Mar 23**	**154 066**	**171 202**	**81 437**	**83 077**	**104 908**	**47 519**	**29 675**	**84 396**	**49 448**	**611**	**806 339**
		Mar 22	156 445	145 160	91 630	77 579	87 771	34 208	45 687	111 757	45 525	36 170	831 932
Gold price received	$/oz	**Mar 23**	**1 790**	**1 792**	**1 785**	**1 789**	**1 780**	**1 785**	**1 784**	**1 787**	**1 785**	**1 714**	**1 787**
		Mar 22	1 827	1 893	1 823	1 827	1 813	1 825	1 836	1 826	1 833	1 809	1 836
Gold revenue[1]	$'000	**Mar 23**	**275 803**	**306 810**	**145 337**	**148 618**	**186 704**	**84 820**	**52 952**	**150 807**	**88 285**	**1 047**	**1 441 183**
		Mar 22	285 750	274 719	167 062	141 730	159 145	62 415	83 878	204 050	83 469	65 447	1 527 665
Cash operating cost (net of by-product credits)	$'000	**Mar 23**	**186 951**	**203 931**	**113 503**	**101 215**	**125 372**	**66 675**	**85 859**	**141 677**	**72 082**	**—**	**1 097 265**
		Mar 22	205 408	217 369	142 721	107 269	121 234	63 447	88 613	152 456	74 195	59 097	1 231 809
Inventory movement	$'000	**Mar 23**	**2 273**	**(611)**	**1 337**	**841**	**1 532**	**595**	**(1 225)**	**1 509**	**590**	**901**	**7 742**
		Mar 22	(4 571)	2 462	858	639	1 938	214	(386)	954	47	657	2 812
Operating costs	$'000	**Mar 23**	**189 224**	**203 320**	**114 840**	**102 056**	**126 904**	**67 270**	**84 634**	**143 186**	**72 672**	**901**	**1 105 007**
		Mar 22	200 837	219 831	143 579	107 908	123 172	63 661	88 227	153 410	74 242	59 754	1 234 621
Production profit	$'000	**Mar 23**	**86 579**	**103 490**	**30 497**	**46 562**	**59 800**	**17 550**	**(31 682)**	**7 621**	**15 613**	**146**	**336 176**
		Mar 22	84 913	54 888	23 483	33 822	35 973	(1 246)	(4 349)	50 640	9 227	5 693	293 044
Capital expenditure	$'000	**Mar 23**	**48 070**	**29 924**	**22 780**	**21 043**	**29 330**	**9 500**	**16 717**	**10 268**	**1 928**	**—**	**189 560**
		Mar 22	39 298	28 371	49 736	22 548	21 758	9 667	18 259	9 826	2 427	1 687	203 577
Cash operating costs	$/oz	**Mar 23**	**1 238**	**1 194**	**1 410**	**1 227**	**1 207**	**1 416**	**2 847**	**1 687**	**1 472**	**—**	**1 373**
		Mar 22	1 312	1 502	1 569	1 392	1 413	1 867	1 936	1 389	1 640	1 647	1 492
Cash operating costs	$/t	**Mar 23**	**247**	**287**	**172**	**238**	**171**	**187**	**293**	**283**	**183**	**—**	**227**
		Mar 22	265	321	176	225	167	183	233	302	184	386	235
Cash operating cost and capital	$/oz	**Mar 23**	**1 556**	**1 369**	**1 693**	**1 483**	**1 489**	**1 617**	**3 401**	**1 809**	**1 511**	**—**	**1 611**
		Mar 22	1 564	1 698	2 116	1 685	1 667	2 151	2 334	1 478	1 694	1 694	1 738
All-in sustaining cost	$/oz	**Mar 23**	**1 417**	**1 400**	**1 714**	**1 482**	**1 403**	**1 625**	**3 386**	**1 867**	**1 587**	**1 475**	**1 590**
		Mar 22	1 481	1 747	2 001	1 682	1 602	2 161	2 318	1 497	1 753	1 737	1 721
All-in cost	$/oz	**Mar 23**	**1 592**	**1 412**	**1 734**	**1 517**	**1 532**	**1 660**	**3 616**	**1 868**	**1 590**	**1 475**	**1 660**
		Mar 22	1 586	1 768	2 152	1 723	1 702	2 196	2 448	1 498	1 779	1 742	1 783
Operating free cash flow margin[2]	%	**Mar 23**	**15%**	**24%**	**6%**	**18%**	**17%**	**10%**	**(94%)**	**(1%)**	**16%**	**100%**	**11%**
		Mar 22	14%	11%	(15%)	8%	10%	(17%)	(27%)	20%	8%	7%	6%

[1] Includes a non-cash consideration to Franco-Nevada (Mar 23: US$15.003m, Mar 22: US$24.590m), excluded from the gold price calculation

[2] Excludes run-of-mine costs for Kalgold (Mar 23: US$0.259m, Mar 22: US$0.066m) and Hidden Valley (Mar 23: US$6.776m, Mar 22: US$19.802m)

[3] The Bambanani operation closed in June 2022.

6 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2023**

OPERATING RESULTS – NINE MONTHS ON NINE MONTHS (US$/IMPERIAL) continued

		Nine months ended	SOUTH AFRICA									
			SURFACE PRODUCTION									
			Mine waste solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	Total Surface	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	Mar 23	19 280	5 161	3 299	3 211	3 777	1 123	35 851	40 678	3 237	43 915
		Mar 22	19 765	5 140	3 330	2 494	4 978	1 195	36 902	42 153	2 520	44 673
Yield	oz/ton	Mar 23	0.003	0.004	0.004	0.004	0.013	0.025	0.005	0.024	0.029	0.025
		Mar 22	0.004	0.004	0.004	0.004	0.012	0.023	0.006	0.024	0.029	0.025
Gold produced	oz	Mar 23	67 066	19 323	13 729	14 436	49 930	28 422	192 906	991 883	94 330	1 086 213
		Mar 22	73 915	18 229	13 728	11 188	59 832	27 842	204 734	1 030 459	74 139	1 104 598
Gold sold	oz	Mar 23	67 067	19 450	13 568	14 500	49 159	28 261	192 005	998 344	93 526	1 091 870
		Mar 22	73 208	18 036	13 439	11 896	61 214	28 068	205 861	1 037 793	72 596	1 110 389
Gold price received	$/oz	Mar 23	1 452	1 786	1 793	1 788	1 804	1 791	1 675	1 766	1 798	1 769
		Mar 22	1 543	1 822	1 837	1 894	1 836	1 819	1 732	1 816	1 709	1 809
Gold revenue[1]	$'000	Mar 23	112 415	34 728	24 322	25 919	88 682	50 609	336 675	1 777 858	168 162	1 946 020
		Mar 22	137 558	32 863	24 682	22 533	112 381	51 064	381 081	1 908 746	124 086	2 032 832
Cash operating cost (net of by-product credits)	$'000	Mar 23	77 588	21 608	13 990	13 400	82 158	38 386	247 130	1 344 395	98 312	1 442 707
		Mar 22	79 119	21 748	14 251	13 472	82 819	43 718	255 127	1 486 936	100 687	1 587 623
Inventory movement	$'000	Mar 23	(264)	95	(233)	92	(1 453)	(500)	(2 263)	5 479	(808)	4 671
		Mar 22	(1 197)	(320)	(233)	967	1 008	18	243	3 055	(3 181)	(126)
Operating costs	$'000	Mar 23	77 324	21 703	13 757	13 492	80 705	37 886	244 867	1 349 874	97 504	1 447 378
		Mar 22	77 922	21 428	14 018	14 439	83 827	43 736	255 370	1 489 991	97 506	1 587 497
Production profit	$'000	Mar 23	35 091	13 025	10 565	12 427	7 977	12 723	91 808	427 984	70 658	498 642
		Mar 22	59 636	11 435	10 664	8 094	28 554	7 328	125 711	418 755	26 580	445 335
Capital expenditure	$'000	Mar 23	32 493	1 812	926	487	164	9 418	45 300	234 860	74 971	309 831
		Mar 22	8 230	871	830	1 334	182	7 885	19 332	222 909	73 170	296 079
Cash operating costs	$/oz	Mar 23	1 157	1 118	1 019	928	1 645	1 351	1 281	1 355	1 042	1 328
		Mar 22	1 070	1 193	1 038	1 204	1 384	1 570	1 246	1 443	1 358	1 437
Cash operating costs	$/t	Mar 23	4	4	4	4	22	34	7	33	30	33
		Mar 22	4	4	4	5	17	37	7	35	40	36
Cash operating cost and capital	$/oz	Mar 23	1 641	1 212	1 086	962	1 649	1 682	1 516	1 592	1 837	1 613
		Mar 22	1 182	1 241	1 099	1 323	1 387	1 853	1 341	1 659	2 345	1 705
All-in sustaining cost	$/oz	Mar 23	1 258	1 214	1 097	964	1 645	1 716	1 387	1 550	2 081	1 595
		Mar 22	1 150	1 239	1 114	1 317	1 364	1 878	1 331	1 643	2 555	1 703
All-in cost	$/oz	Mar 23	1 688	1 214	1 097	964	1 645	1 721	1 537	1 637	2 088	1 675
		Mar 22	1 214	1 239	1 114	1 328	1 371	1 898	1 356	1 699	2 558	1 755
Operating free cash flow margin[2]	%	Mar 23	(13)%	33%	39%	46%	7%	6%	9%	10%	1%	10%
		Mar 22	23%	31%	39%	34%	26%	(1)%	23%	9%	(24)%	7%

[1] Includes a non-cash consideration to Franco-Nevada (Mar 23: US$15.003m, Mar 22: US$24.590m), excluded from the gold price calculation

[2] Excludes run-of-mine costs for Kalgold (Mar 23: US$0.259m, Mar 22: US$0.066m) and Hidden Valley (Mar 23: US$6.776m, Mar 22: US$19.802m)

[3] The Bambanani operation closed in June 2022.

7 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2023**

8 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2023 FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein. The forward-looking financial information has not been reviewed and reported on by the company’s auditors. HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa Telephone: +27 86 154 6572 E-mail: info@jseinvestorservices.co.za Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS DEPOSITARY Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States E-mail queries: db@astfinancial.com Toll free (within the US): +1 886 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2022, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: May 10, 2023 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director